Exhibit 99.1

Mobilicom Launches SkyHopper MultiBand: Delivering Cybersecure, Expansive Wideband Coverage for Loitering Drones and Robotics

MultiBand technology designed to further expand SkyHopper SDR DataLinks product line with wider spectrum, longer range, and robust electronic warfare resilience

Unified configuration aimed at enabling deployment across the U.S., Europe, NATO and other regions through software-defined band selection

Palo Alto, California, March 05, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced the launch of SkyHopper MultiBand, its newest software-defined radio (SDR) data link designed to deliver continuous, cybersecure wideband operations for loitering munitions, small unmanned aerial systems (sUAS), and compact robotic platforms. SkyHopper Multiband replaces multiple narrowband radios with one Secured Autonomy™ unit that aims to protect mission data, command links, and telemetry in the most challenging environments. It is now available for evaluation and integration by defense OEMs and system integrators seeking to enhance operational range, electronic warfare resilience, and global deployment flexibility across their drone and robotic platforms.

“SkyHopper MultiBand is designed to keep missions controllable in the midst of chaos in the most contested environments. It also represents a meaningful expansion of Mobilicom’s addressable market and global reach,” said Oren Elkayam, Founder and CEO of Mobilicom. “As defense spending accelerates worldwide and modern warfare increasingly relies on loitering drones, compact robotics, and resilient autonomous systems, the demand for secure, spectrum-agile communications continues to grow. By delivering one of the broadest frequency coverages in a single SDR data link among comparable companies in the industry, combined with our ICE cybersecurity and anti-jamming software, we are aiming to provide OEMs with a future-proof solution aligned with the realities of electronic warfare. This launch expands Mobilicom’s end-to-end offering—from secure data links to embedded cybersecurity— and enhances its ability to support next-generation defense platforms.”

SkyHopper MultiBand significantly expands Mobilicom’s SkyHopper product line by delivering one of the widest frequency range available in a single SDR data link for small drones among comparable companies in the industry, operating from 1.2GHz to 2.7GHz. This broad spectrum coverage substantially exceeds the M1–M6 U.S. Army 6-band radios within a single compact unit and enables operators to achieve an enhanced line-of-sight range compared to mid-S-band systems. The lower frequency capability also enhances performance through foliage and complex terrain, which can address critical operational requirements for loitering drones and ground robotics.

Designed to meet the evolving realities of modern warfare, SkyHopper MultiBand integrates Mobilicom’s proprietary ICE Suite software, which is intended to provide strong electronic warfare resistance and intelligent interference avoidance. ICE Suite is designed to provide advanced protection against interception, jamming, and communication vulnerabilities—threats observed in current battlefields such as Ukraine and Israel, where spectrum congestion and adversarial electronic attacks directly impact mission success. By combining multi-band agility with embedded cybersecurity and anti-jamming capabilities, the system is designed to support resilient, continuous communications in highly contested electromagnetic environments.

SkyHopper MultiBand also introduces a unified configuration that is intended to enable a single hardware SKU to support deployments across the U.S., Europe, NATO member states, and additional global regions through software-defined band selection. This architecture aims to allow defense OEMs and system integrators to streamline production, reduce logistics complexity, and accelerate time to market while maintaining compliance with regional spectrum regulations. The result is enhanced manufacturing flexibility and operational scalability across multiple theaters.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expansion of Mobilicom’s market and global reach. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com